EXHIBIT 3

OI S.A.

(NEW NAME OF BRASIL TELECOM S.A.)

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 10TH ISSUANCE OF DEBENTURES OF OI S.A., HELD ON DECEMBER 30, 2015.

DATE, TIME AND PLACE: On December 30, 2015 at 10:00 a.m., at the headquarters of Oi S.A. (the “Issuer” or the “Company”), located at Rua do Lavradio, No. 71, Centro, in the City and State of Rio de Janeiro, Postal Code 20230-070.

CALL NOTICE: The call was issued by notice to all Debenture Holders representing 100% of the outstanding debentures of the 10th Issuance of Non-Convertible Unsecured Debentures, in One Series, for Public Distribution with Restricted Placement Efforts (“Issuance” and “Debentures”) of the Issuer, in accordance with Law No. 6,406/76, articles 71, § 2, and 124, § 4.

CHAIR: Herick Rommel Santa Cruz Barbosa – President; Sergio Alberto Rosenwald – Secretary.

ATTENDANCE: (i) Debenture Holders representing 100% of the outstanding Debentures; (ii) representatives of the Fiduciary Agent of the Issuance; and (iii) representatives of the Issuer, as verified by the signatures on the Attendance List attached as Annex I.

AGENDA: In accordance with Article 9 of the “Deed of the Public Issuance of Non-Convertible Unsecured Debentures in One Series, for Public Distribution with Restricted Placement Efforts of the 10th Issuance of Oi S.A.”, as of March 20, 2013, as amended (“Deed”), to discuss the following issues, as proposed by the Issuer, and ratified by the chair and recorded at the Issuer’s headquarters (“Proposal”):

1.	temporary waiver of calculation of the financial covenants of the ratio of total gross debt of the Issuer/EBITDA for the fourth quarter of 2015, in accordance with Clause 6.22, item XVII(a) of the Deed.

2.	payment of returns by the Issuer to the Debenture Holders, only if item 1 of the Agenda above is approved, while observing the conditions agreed to between the Issuer and the Debenture Holders.

OPENING OF THE MEETING: First, the representative of the Fiduciary Agent after verifying if a quorum was present and called, declared the current Meeting to be open with Debenture Holders representing 100% of the outstanding Debentures of the Issuance. After reading the Agenda, the Fiduciary Agent, suggested that the attendees elect a president to chair the meeting and a secretary to, among other, take the minutes. The Debenture Holders unanimously elected Mr. Herick Rommel Santa Cruz Barbosa as president and Mr. Sergio Alberto Rosenwald as secretary.

DECISIONS: The Debenture Holders, representing 80% of the outstanding Debentures approved the topics of the Agenda as described below:

•	for the fourth quarter the Company pledges to have a ratio of total net debt of Issuer/EBITDA equal or less than 6.00. For the purposes of calculating the ratio the following shall be used: (i) Total Net Debt of the Issuer is defined as: the amount of the Total Debt after subtracting cash, cash equivalents, and financial investments registered as current and non-current assets in the consolidated balance sheets in accordance with Brazilian GAAP; and (ii) EBITDA is defined in accordance with the Deed. Finally, the Fiduciary Agent is hereby authorized to adopt any and all procedures necessary steps to implement the above resolution.

All terms not defined in these Meeting minutes, shall have the same meaning as defined in the Deed.

All other terms and conditions of the Deed remain applicable and were not altered by the resolutions of these minutes.

CLOSING: The minutes were read, approved, and signed by the President, the Secretary and the Debenture Holders. This is a true and correct copy of the minutes of the minutes of the Meeting of Debenture Holders of the 10th Issuance of Debentures as held on December 30, 2015 as drawn up in the Company Books.

Rio de Janeiro, December 30, 2015.

Herick Rommel Santa Cruz Barbosa President	Sergio Alberto Rosenwald Secretary

ANNEX I

ATTENDANCE LIST

Debenture Holders:

BANCO DO BRASIL S.A. (HOLDER OF 120.000 DEBENTURES)

Name: Herick Rommel Santa Cruz
Title:

BB GESTÃO DE RECURSOS – DTVM S.A. AS ADMINISTRATOR OF:

BB ATACADO MISTO FI RENDA FIXA CREDITO PRIVADO

BB FORTE FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO

BB INSTITUCIONAL FI RENDA FIXA

BB TOP RF ARROJADO FI RENDA FIXA LONGO PRAZO

BB TOP CREDITO PRIVADO FI RENDA FIXA LONGO PRAZO

BB TOP RF MODERADO FI RENDA FIXA LP

BRASILPREV TOP TP FUNDO DE INVESTIMENTO RENDA FIXA

BB ADVANTAGE 39 FI RENDA FIXA LONGO PRAZO (HOLDERS OF 30.000 DEBENTURES)

Name:	Name:
Title:	Title:

Fiduciary Agent:

GDC PARTNERS SERVIÇOS FIDUCIÁRIOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Name: Sergio Alberto Rosenwald
Title:

Issuer:

OI S.A.

Name:	Name:
Title:	Title:

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